Exhibit 99.1

China Yuchai International Announces Unaudited

Second Quarter 2017 Financial Results

SINGAPORE, Singapore – August 10, 2017 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading manufacturer and distributor of engines for on-road and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the second quarter and first six months ended June 30, 2017. The financial information presented herein for the second quarter of 2017 and 2016 is reported using International Financial Reporting Standards as issued by the International Accounting Standards Board.

Financial Highlights for the Second Quarter of 2017

•	Net revenue was RMB 4.1 billion (US$604.2 million) compared with RMB 3.7 billion in the second quarter of 2016;

•	Gross profit was RMB 752.7 million (US$111.1 million), an 18.4% gross margin compared with RMB 710.4 million and a gross margin of 19.4% in the second quarter of 2016;

•	Operating margin was 5.9% compared with 6.6% in the same quarter last year;

•	Net earnings attributable to China Yuchai’s shareholders was RMB 131.5 million (US$19.4 million) compared with RMB 123.7 million in the second quarter of 2016;

•	Earnings per share were RMB 3.23 (US$0.48) compared with RMB 3.15 for the same quarter last year;

•	Total number of engines sold was 90,638 units compared with 87,791 units in the second quarter of 2016.

Net revenue for the second quarter of 2017 increased by 11.7% to RMB 4.1 billion (US$604.2 million) compared to RMB 3.7 billion in the second quarter of 2016.

The total number of engines sold by GYMCL during the second quarter of 2017 was 90,638 units, compared with 87,791 units in the same quarter last year, an increase of 3.2%. The increase was mainly due to increased truck sales. The Company’s sales in the power-generation application and the industrial equipment application increased as compared with the same quarter last year. The Company’s growth in net revenue was due to a higher average selling price resulting from better sales mix, and an increase in unit sales.

According to data reported by the China Association of Automobile Manufacturers (“CAAM”) (excluding sales of gasoline powered and electric vehicles), in the second quarter of 2017, sales of buses increased by 3.0% while truck sales increased by 20.3%. According to CAAM, in the second quarter of 2017, sales of commercial vehicles (excluding sales of gasoline powered and electric vehicles) increased by 18.1% compared to the same quarter last year.

Gross profit increased by 5.9% to RMB 752.7 million (US$111.1 million) compared with RMB 710.4 million in the second quarter of 2016. Gross margin was 18.4% compared with 19.4% a year ago. The decrease was mainly attributable to higher materials costs and labor costs during the quarter.

Other operating income was RMB 48.6 million (US$7.2 million), compared with RMB 16.1 million in the second quarter of 2016. The increase was mainly due to higher interest income from bank deposits and higher foreign exchange gains in the second quarter of 2017 compared to the same quarter last year.

Research and development (“R&D”) expenses were RMB 113.0 million (US$16.7 million) compared with RMB 139.6 million in the second quarter of 2016. In the second quarter of last year, the Company incurred higher R&D expenses on engine products compliant with China’s National V emission standards for the truck and bus segments, and its expansion of Tier 3 off-road product offerings. The Company also continued with its initiatives to improve engine performance and quality. As a percentage of revenue, R&D expenses decreased to 2.8% compared with 3.8% in the second quarter of 2016.

Selling, general and administrative (“SG&A”) expenses increased by 29.8% to RMB 446.6 million (US$65.9 million) from RMB 343.9 million in the second quarter of 2016. The increase primarily resulted from higher warranty expenses, staff costs, freight charges arising from the enforcement of China’s anti-overloading policy and higher unit sales in the second quarter of 2017. SG&A expenses represented 10.9% of revenue compared with 9.4% in the same quarter last year.

Operating profit decreased by 0.6% to RMB 241.6 million (US$35.7 million) from RMB 243.0 million in the second quarter of 2016. The operating margin was 5.9% compared with 6.6% in the second quarter of 2016.

Finance costs decreased by 20.9% to RMB 16.5 million (US$2.4 million) from RMB 20.9 million in the second quarter of 2016. Lower finance costs mainly resulted from a decrease in borrowings.

For the quarter ended June 30, 2017, total net profit attributable to China Yuchai’s shareholders was RMB 131.5 million (US$19.4 million), or earnings per share of RMB 3.23 (US$0.48), compared with RMB 123.7 million, or earnings per share of RMB 3.15 in the same quarter in 2016.

Earnings per share in the second quarter of 2017 were based on a weighted average of 40,712,100 shares compared with 39,329,412 shares in the same period in 2016. In July 2017, a total of 99,790 new shares were issued to shareholders who elected to receive shares in lieu of a dividend in cash.

Financial Highlights for the first Six Months ended June 30, 2017

•	Net revenue was RMB 8.7 billion (US$1.3 billion) compared with RMB 7.0 billion in the same period last year;

•	Gross profit was RMB 1.7 billion (US$247.0 million), a 19.3% gross margin, compared with RMB 1.3 billion and a gross margin of 18.7% in the first six months of 2016;

•	Operating profit was RMB 672.5 million (US$99.3 million) compared with RMB 426.8 million in the same period last year;

•	Earnings per share increased to RMB 9.35 (US$1.38) from RMB 5.42 in the same period last year;

•	Total number of engines sold was 210,648 units compared with 178,562 units in the same period in 2016.

Net revenue increased by RMB 1.6 billion or 22.9% to RMB 8.7 billion (US$1.3 billion) compared with RMB 7.0 billion in the same period last year.

The total number of engines sold by GYMCL in the first half of 2017 was 210,648 units, compared with 178,562 units in the same period in 2016, an increase of 18.0%. The increase was due to solid growth in the truck segment and off-road segment.

Gross profit was RMB 1.7 billion (US$247.0 million) compared with RMB 1.3 billion in the same period last year. Gross margin increased to 19.3% as compared with 18.7% a year ago. These increases were mainly attributable to higher unit sales and a higher average unit selling price.

Other operating income was RMB 88.2 million (US$13.0 million), an increase of RMB 48.8 million from RMB 39.4 million in the same period last year. This increase was mainly due to higher interest income from bank deposits and gains on disposal of property, plant and equipment in the first six months of 2017. In the same period last year, the Company incurred losses on disposal of property, plant and equipment.

R&D expenses were RMB 237.6 million (US$35.1 million) compared with RMB 239.2 million in the same period in 2016. The Company continued with its initiatives to improve engine performance and quality. As a percentage of revenue, R&D spending was 2.7% in the first six months of 2017 compared with 3.4% in the same period last year.

SG&A expenses increased to RMB 851.5 million (US$125.7 million) from RMB 688.1 million in the same period last year. The increase was mainly due to higher warranty expenses, staff costs, freight charges arising from the enforcement of China’s anti-overloading policy and higher unit sales in the first six months of 2017 as compared with the same period last year. SG&A expenses represented 9.8% of the net revenue for both 2017 and 2016.

Operating profit increased to RMB 672.5 million (US$99.3 million) from RMB 426.8 million in the same period in 2016. The increase was mainly due to higher unit sales. The operating margin was 7.8% compared with 6.1% in the same period last year.

Finance costs declined to RMB 43.3 million (US$6.4 million) from RMB 49.9 million in the same period last year, a decrease of RMB 6.6 million or 13.2%. Lower finance costs mainly resulted from a decrease in borrowings.

For the six months ended June 30, 2017, total net profit attributable to China Yuchai’s shareholders was RMB 380.5 million (US$56.2 million), or earnings per share of RMB 9.35 (US$1.38), compared with RMB 212.9 million, or earnings per share of RMB 5.42 in the same period last year.

Earnings per share were based on a weighted average of 40,712,100 shares compared with 39,313,876 shares in 2016. In July 2017, a total of 99,790 new shares were issued to shareholders who elected to receive shares in lieu of a dividend in cash.

Balance Sheet Highlights as at June 30, 2017

•	Cash and bank balances were RMB 4.9 billion (US$727.4 million) compared with RMB 4.1 billion at the end of 2016;

•	Trade and bills receivables were RMB 8.4 billion (US$1.2 billion) compared with RMB 7.1 billion at the end of 2016;

•	Inventories were RMB 1.7 billion (US$247.4 million), similar to that at the end of 2016;

•	Trade and bills payables were RMB 5.5 billion (US$805.9 million) compared with RMB 4.7 billion at the end of 2016;

•	Short-term and long-term bank borrowings were RMB 1.5 billion (US$226.5 million) compared with RMB 910.4 million at the end of 2016.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “We continued to post solid growth in the on-road market as the Chinese economy’s growth accelerated. Additionally, we will continue to leverage our robust product development capability to win more customers in different market segments.”

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.7744 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on June 30, 2017. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2017 or at any other date.

Unaudited Second Quarter 2017 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on August 10, 2017. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh and Dr. Thomas Phung respectively, who will present and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialling +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +65 67135090 (International), Conference Code: 51308545 approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2016, GYMCL sold 320,424 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss

Tel: +1-646-726-6511

Email: cyd@bluefocus.com

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